

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Daniel S. O'Toole
Chief Executive Officer
Arrive AI Inc.
12175 Visionary Way
Fishers, Indiana 46038

   Re: Arrive AI Inc.
     Registration Statement on Form S-1
     Filed December 23, 2024
     File No. 333-284042

Dear Daniel S. O'Toole:

  We have reviewed your registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed December 23, 2024
Cover Page

1. We note that you are registering the resale of up to 29,109,979 shares of common stock. Please revise the cover page, Prospectus Summary, Principal Stockholders and Plan of Distribution to state that such shares represent 100% of the company's currently issued and outstanding common stock and that all such shares may be freely sold upon effectiveness of the registration statement. State that none of your outstanding shares may be freely sold in reliance on an exemption from registration such as Rule 144 at this time.

Risk Factors
Our technology may contain third-party open-source software components...., page 19

2. We note you your "technology <u>may</u> contain software modules licensed to us by third-party authors under "'open source' licenses" (emphasis added). As it appears that

currently you exclusively use open source software, please revise this risk factor accordingly.

Business, page 31

3.   We note your revised disclosure in response to prior comment 2 and we reissue it in part. Please revise as follows:
- Where you identify the companies with customer agreements/SOWs, revise to describe the material terms of such agreements, clarify whether they are for your pilot programs (in this light we note references to "explore use cases" and "testing") and tell us which exhibits correspond to such agreements/SOWs.
- Where you discuss your "2025 prospect pipeline" on page 32, revise to state that you do not know if any of the assisted living communities and hospital chains that expressed interest will enter into agreements with you for your services.
- You state that you "are installing AP3 units...for which we will provide MaaS in 2025." Please revise to state whether you have agreements in place to provide such services for compensation, with whom, and under what terms.
- Where you discuss operational platform fees and state that these "capabilities will be introduced through our AP5 development and pilot program," clarify whether you have engaged participants for such a pilot program.

4.   We note your revised disclosure in response to prior comment 8 and reissue in part. Please revise the following statements, as applicable:
- On page 28, where you say that "Arrive is pioneering the emerging market for the automated exchange of packages and goods between people, robots, and drones with our autonomous last mile ('ALM') mailbox," revise to state that this is management's belief, as you do on page 31. In both instances, please revise to clarify that you do not know whether you will be able to achieve such goals.
- On page 40, where you say that you expect "to lead the market in IP and pioneering development of the first ALM mailboxes for automated delivery and pickup with advanced capabilities to reduce the friction of exchanges between people, robots, and drones," revise to clarify that you do not know whether you will be able to achieve such goals.

Patents, page 43

5.   We note your amended disclosure in response to prior comment 17, but do not see any amended disclosure regarding the 130+ filed feature claims that is highlighted in the investor presentation. Please advise.

Legal Proceedings, page 45

6.   We note your revised disclosure in response to prior comment 19, including that you did not include the value of the unpaid salary and stock award. However, Item 103 of Regulation S-K requires that you state the relief sought by the plaintiffs. If the plaintiffs quantified the relief they are seeking, please state such amount; if they did not, please state as much. If you do not believe you are required to provide further

disclosure per Item 103, for example per Item 103(b)(2), please supplementally confirm that is the case.

<u>Certain Relationships and Related Person Transactions, page 57</u>

7. We note your amended disclosure in response to prior comment 24. Please add a risk factor that addresses the fact that if you materially default in performing any terms of the agreement and do not timely cure to Mr. O'Toole's satisfaction, Mr. O'Toole may terminate the Exclusive Patent License Agreement, as amended. And that subsequent to the termination of the agreement, you have agreed to not engage in the use, sale, or other commercialization of the intellectual properties and not sell related products. Please address the fact that under these circumstances, company's business would essentially terminate operations. Please include the notice timelines involved so that an investor can understand the shortest possible scenario under which you may cease operations. Please also add disclosure regarding this agreement in the Prospectus Summary, with a cross-reference to the appropriate risk factor.

<u>Principal Stockholders, page 57</u>

8. Please revise the heading of this section (currently "Principal Stockholders") to refer to both principal stockholders and registered stockholders, as the table includes both groups of holders. In addition, we note your statement that the table "includes the common stock issuable pursuant to options and warrants that are exercisable or settled within 60 days"; however, this does not appear to be the case given that such issuable common stock is not covered by this registration statement and the table appears to cover only the shares covered by this registration statement. Please revise the table to include footnote disclosure clarifying the number of shares of common stock currently issued to each stockholder or group of stockholders identified in the table, as well as the number of shares of common stock that underly currently outstanding warrants or options and that are issuable to each stockholder or group of stockholders within 60 days (making it clear that such issuable shares are not covered by this registration statement). Finally, we note footnote 1 to the table; please revise to specifically identify any Registered Stockholders that are insiders or affiliates.

<u>Exhibit Index</u>
<u>Exhibit 23.1, page II-5</u>

9. Please revise your consent to state you consent to the inclusion of your audit report in the Registration Statement and that you also consent to the reference to you as "Experts."

<u>Signatures, page II-6</u>

10. We note your response to prior comment 26. Please revise Mr. Pepmeier's first signature block in the manner that you already have revised his second signature block to reflect that he is signing in his capacity as principal accounting officer in addition to his capacity as principal financial officer. Refer to Instructions 1 and 2 to the Signatures section of Form S-1.

<u>General</u>

11.   We note your revised disclosure in response to prior comment 28. Please include in this risk factor a discussion of the risks associated with not being able to maintain the continued listing requirements. Also advise regarding the last paragraph of the risk factor, which speaks to blank check companies.

12.   We note that you refer to "Registered Stockholders and other existing stockholders." Given that the registration statement appears to cover all currently issued and outstanding common stock, please explain who you mean when you refer to "other existing stockholders."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joseph Lucosky